Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

	Three Months Ended December 31,		Fiscal Years Ended September 30,
	2017	2016	2017	2016	2015
		(unaudited)
NET INCOME
Net income (loss) applicable to common shares for basic earnings per share	$510,261	$(313,706)	$1,408,396	$4,632,848	$(122,377)

Net Income (loss) applicable to common shares for diluted earnings per share	$510,261	$(313,706)	$1,408,396	$4,632,848	$(122,377)

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	2,888,502	2,853,107	2,874,926	1,943,625	1,638,215
Net effect of dilutive options available under convertible note - based on the treasury stock method using year-end market price, if higher than average market price	367,510	48,477	194,151	16,496	-
Total shares for diluted earnings per share	2,256,012	2,901,584	3,069,077	1,960,121	1,638,215

Basic Earnings Per Common Share	$0.18	$(0.11)	$0.49	$2.38	$(0.07)
Diluted Earnings Per Common Share	$0.16	$(0.11)	$0.46	$2.36	$(0.07)